Contact

www.linkedin.com/in/april-
wachtel-33573121 (LinkedIn)

Top Skills

Business Strategy
Business Development
Creative Design

Languages

Spanish (Limited Working)
Italian (Limited Working)
English (Native or Bilingual)

April Wachtel

Founder/CEO @ Cheeky Cocktails. Invest in our Community Round
at the link below!
Brooklyn, New York, United States

Summary

Currently Raising Our Seed Round for Cheeky Cocktails!

April Wachtel has spent over two decades in the beverage and
hospitality industry. She is an experienced mixologist, a cocktail and
spirits instructor, the Founder and CEO of Cheeky, and the Host of
the Movers and Shakers podcast.

April has worked in every role from busser to bartender to beverage
director, to brand ambassador to beverage consultant. She has
developed recipes for the likes of Lincoln Center Kitchen and
MetLife Stadium, and her cocktail classes and personal philosophy
of hospitality were featured in The Wall Street Journal and on the
Sundance Channel. April has made appearances on The Today
Show and Fox and Friends, among other media outlets.

In her off-time you can find April rock climbing, practicing yoga,
rollerblading, cycling, or weightlifting.

Additionally you may have seen April's work mentioned or featured
in:

The New York Times, The Washington Post, Food and Wine,
NY Mag (Vulture), Forbes, Martha Stewart.com, Fast Company,
Serious Eats, Men's Health, Whisky Advocate, Supercall, Zagat.com,
Cosmo Radio (Siriusxm), Redbook Magazine, Maxim.com, Chilled
Magazine, COED, StupidDope, Examiner.com, The Daily Meal, NY
Press, The Houston Chronicle, Eat This Drink That Go!, Liquor.com,
Craveonline.com, The Speakeasy, Sharp & Hot, The Main Course,
Celebuzz'd, Greatist.com, Mamas Latinas, The Massachusetts
Beverage Business Journal, Boston.com, Grubstreet, The Improper
Bostonian, and Stuff Magazine.

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Experience

Cheeky Cocktails
9 years 8 months

Founder/CEO
April 2020 - Present (4 years 4 months)
New York, New York, United States

Launched Cheeky, a line of professional ingredients for the home and bar in April 2020. Has grown Cheeky into a nationally-recognized brand sold in 44 states + DC, France, the UK, Germany, and Australia.

www.cheekycocktails.co

Host & Producer, Movers and Shakers Podcast
January 2017 - Present (7 years 7 months)
Greater New York City Area

Hosts and produces the Movers and Shakers podcast, on people and ideas that are changing the beverage landscape.

www.moverssshakers.com

Founder/CEO Swig + Swallow
December 2014 - March 2020 (5 years 4 months)
New York, New York

Swig + Swallow (evolved into Cheeky in 2020) produced HPP'ed cocktail mixers for iconic cocktails.

Enthuse Foundation
Director of Programming and Education
January 2019 - January 2021 (2 years 1 month)
Greater New York City Area

Designed and facilitated monthly pitch "practice" nights for female entrepreneurs.

The Enthuse Foundation pitch nights are safe spaces for entrepreneurs to pitch to peers & potential mentors, receive feedback, and iterate and improve upon their pitches.

The Enthuse Foundation is a non-profit organization investing in a new generation of female entrepreneurs and cultivating the next generation of business leaders.

www.aprilwachtel.com
Consultant, Strategy & Education
June 2014 - December 2020 (6 years 7 months)
Greater New York City Area

Worked with agency leadership at Inspira Marketing and Enthuse Marketing to design and build educational programming and resources on behalf of Diageo brands. Led training ambition for the Activation Army field teams across the US (program brands include Smirnoff, Ketel One, Captain Morgan, Crown Royal + Reserve Brands). Helped to develop vision for the Enthuse Foundation.

Astor Center
Cocktail Instructor
January 2012 - December 2017 (6 years)
Greater New York City Area

Conceived and developed seven distinct cocktail classes in collaboration with Astor Center staff, including introductory classes 'DIY Home Bar' and 'Bartending 201:Techniques & Tips for the Creative Process,' and advanced classes, 'Cocktail Chemistry: Syrups and Infusions,' 'Advanced Bar Skills,' and 'Rum Tasting and Cocktail Primer.'

New World Spirits
Director of Trade Advocacy
March 2014 - March 2015 (1 year 1 month)
Greater New York City Area

• Collaborated with Founder to create and implement go-to-market strategies
• Built brand awareness by educating and engaging the trade, consumers and press
• Drove distribution through cocktail and menu listings in targeted universe

TEAM Enterprises
Bacardi Brandmaster Apprentice-NYC
June 2012 - March 2014 (1 year 10 months)
New York, New York

Represented Bacardi rum as the New York spokesperson at industry events, festivals, trade shows and local media applications. Created cocktails and conversation around the history and the legacy of Bacardi rum.

Lani Kai
Bartender
September 2011 - 2012 (1 year)

Boston Bartenders Collaborative
Founder & Co-chair
November 2010 - July 2011 (9 months)

•Conceived and launched a city wide professional development collaborative.

•Designed and implemented all organizational policies and procedures.

•Coordinated event management, including speaker schedules, venues, food and beverage.

•Evaluated and responded to all media enquiries.

The Gallows
Executive of Libations
May 2010 - July 2011 (1 year 3 months)
Greater Boston Area

•Collaborated with owner to design beverage program from soup to nuts.

•Created and implemented all systems to enable a dynamic wine, cocktail, and beer list.

•Motivated, trained, and supported all bar staff.

•Maintained a weekly inventory of 200+ products.

•Analyzed sales reports, and implemented procedures to prevent product loss.

Emerge Global, Inc.
Program Development Officer
November 2008 - April 2009 (6 months)

•Worked as part of a three-person team with Executive Director and Sri Lanka Country Director to determine organizational vision and curriculum metrics of success.

•Developed a nine-month art therapy program that teaches jewelry making skills to teenage survivors of sexual abuse.

•Conducted twenty-five person bi-weekly jewelry workshops for teenage survivors of sexual abuse and women with physical and mental disabilities.

•Developed and implemented all supporting documents required for participant rehabilitation, training, and reintegration.

•Promoted ongoing Public Relations efforts to increase awareness, jewelry sales, and support.

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Education

University of Massachusetts Boston
Master of Arts (MA), Dispute Resolution · (2009 - 2010)

Massachusetts Institute of Technology

· (2008 - 2008)

Massachusetts College of Art

Industrial Design · (2007 - 2008)

Boston University

BA, Psychology · (2000 - 2004)